UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34915

NetSpend Holdings, Inc.

(Exact name of registrant as specified in its charter)

701 Brazos Street, Suite 1300, Austin, Texas 78701-2582 / (512) 532-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective July 1, 2013, General Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Total System Services, Inc., a Georgia corporation, was merged with and into NetSpend Holdings, Inc., with NetSpend Holdings, Inc. continuing as the surviving corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, NetSpend Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NETSPEND HOLDINGS, INC.

Date:	July 11, 2013	By:	/s/ Daniel R. Henry
			Name:	Daniel R. Henry
			Title:	Chief Executive Officer